Filed by Sage, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Sage, Inc.
Commission File No.: 001-16529

This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement"), by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Genesis on September 28, 2001, and is incorporated by reference into this filing.

The following is a Q&A sheet that was utilized by Genesis and Sage in connection with a joint conference call with financial analysts on September 28, 2001:

Strategic Benefits

1.
Amnon—Why did you feel the need to do this deal?

A:
This transaction brings together two innovative companies in the display semiconductor industry. Together, the two companies should be able to significantly step-up their pace of innovation and offer their customers a more complete portfolio of display semiconductor solutions, helping to build on already strong momentum at both companies. The merger combines very complementary R&D, manufacturing and global distribution channels of each company to create the size, scale and scope we need to provide rapid and innovative solutions for our customers as this industry explodes.

Genesis continues to enjoy strong momentum and good visibility in its business. At the same time, Sage has also demonstrated significant positive momentum in its business. Genesis's management did not feel a "need to do this deal." Rather, Genesis was presented with an opportunity to build on its already strong momentum by adding a set of complementary products and technologies.

2.
Technology or product benefits. Technology overlap between the two companies

A:
Although Genesis and Sage both manufacture display semiconductors, Genesis's strength is in the analog and dual interface, while Sage's strength is in the digital-only flat panel monitor markets. Together, the two companies will be able to offer a more complete portfolio of display semiconductor solutions to their customers. In addition, Sage has a leading position in semiconductors for consumer devices through its acquisition of Faroudja. Combining the two companies' complementary design technologies and R&D teams will provide the size, scale and scope to rapidly develop new innovative products in this growing industry.

3.
Are there concerns about trends in the industry or Genesis's future competitive position that made this deal important to do?

A:
Genesis continues to enjoy strong momentum and good visibility in its business. Sage has recently demonstrated similar momentum. Together, the two companies believe that they will be able to build on this momentum and be poised to more effectively compete against our large diversified competitors as well as specialist niche players and new entrants. Both companies believe that this combination will better prepare the combined entity for the future as the display IC industry continues to evolve.

4.
The price seems a bit high. Can you comment?

A:
The price of $15.59 per share represents a premium of 37% to Sage's closing price yesterday. However, we believe that because of the strategic nature of the transaction and the significant continuing ownership of Sage's stockholders in the combined entity, the more appropriate measure to evaluate is the relative ownership in the combined entity. The exchange ratio of 0.571 represents an ownership level of 28% for Sage shareholders. This exchange ratio represents a 16% premium to the average exchange ratio over the past 10 trading days.

5.
Chandra, why did they feel the need to do this deal?

A:
Sage has done an excellent job executing its business plan, has demonstrated the strength of its business in the past quarter and continues to believe that it can build on this momentum in the future. However, Sage's management and board saw the opportunity to combine with Genesis as a chance to further build on each company's momentum while preserving the potential for future upside through a significant continuing equity interest for Sage stockholders. The ability to achieve the size, scale and scope necessary to effectively compete in the next stage of the industry's evolution and the notion of combining our complementary technology strengths was too compelling to resist.

6.
How do you think your customers will react to this deal?

A:
We believe that our customers are increasingly looking for a broader portfolio of solutions from their suppliers. As such, our combined product portfolio should help us to further meet our customers' needs. Moreover, our combined strength in R&D will better enable us to meet our customers' technology needs and provide a much better support now as the industry rapidly evolves.

7.
Will the customers bring-in another supplier where there is a meaningful overlap?

A:
We do not believe that there is significant customer overlap between Genesis and Sage. Specifically, Sage has a strong presence in the digital-only flat panel monitor market, while Genesis strength is the analog-only and dual interface products. Every new design cycle, customers look for the best solution available. Combining the two companies will increase our ability to provide the best solution to our customers and provide better support to get our customers to production.

8.
How do you think your competitors will react to this deal?

A:
Difficult to say. I guess that they will, like we, have to step up their R&D efforts and continue to improve the quality of their products. We also expect that they will attempt to make a "second source" argument to some of our larger customers. However, we do not anticipate any significant problems. In terms of our large-cap competitors such as STMicro, Philips, Macronix and others, this transaction will help us better compete on manufacturing and distribution while staying ahead of the technology curve.

Financial

9.
Earnings improvement—revenue upside or cost savings?

A:
In the near-term, more of the synergies will come from the expense side. Over time, however, we expect that the combined entity will be successful in further penetration of other high growth segments of the display IC market, such as Progressive Scan TV, LCD TV and projectors.

10.
Can you be more specific regarding anticipated synergies?

A:
We have defined our plan in broad terms. The cost savings will come from multiple areas: purchasing and manufacturing; consolidation of the sales channels; redundant public company costs; optimizing the combined company's facilities usage in California; and duplicated market communication expenses. In addition, we expect that the combined entity will be successful in further penetration of other high growth segments of the display IC market, such as LCD-TV, digital TV and projectors.

11.
What will be the combined entity's long-term business model? Margins, how long?

A:
Over time, we expect that the combined company will be able to achieve operating margins at or above Genesis's current operating results. We will provide more direct guidance in the future in accordance with Genesis's customary practices.

12.
Describe the combined entity's potential to achieve top-line synergies.

A:
In the near-term, more of the synergies will come from the expense and cost side. Over time, however, we expect that the combined entity will be successful in further penetration of other high growth segments of the display IC market such, as digital TV, LCD TV and projectors.

13.
Customer overlap, what will happen to combined revenues?

A:
We do not believe that there is significant customer overlap between Genesis and Sage. Specifically, Sage has a strong presence in the digital-only flat panel monitor market, while Genesis strength is in the analog-only and the dual interface products. We believe that the strength of our combined customer service and support organization, coupled with even greater technological innovation, will help mitigate any of these perceived issues.

14.
Describe more specifically where cost synergies will come from. How quickly will they be achieved?

A:
Generally, cost synergies will come from three areas. The first will be G&A reductions from elimination of duplicative functions, including areas such as audit and insurance. The second will be from transitioning Sage's sales and distribution model to Genesis's, which, with less reliance on representatives and distributors, and is a lower cost solution. The third will be manufacturing efficiencies resulting from higher combined production volumes. Moreover, we anticipate that redeployment of some existing resources will have a positive impact on our performance. We anticipate that these synergies will be achieved soon after the closing of the transaction.

15.
Are you confident that you can achieve the synergies described? Do you already have a specific plan to do so?

A:
The management teams of both companies have identified key areas for top-line synergies, cost reductions and resource redeployment and can express a high degree of confidence in the synergies detailed here today. A specific plan has been developed and will be further refined between announcement and closing.

16.
How does this deal add to your longer-term financial performance?

A:
We anticipate that the combined entity will be able to better satisfy our customers' needs, penetrate new segments of the display IC market and operate more efficiently. This should naturally lead to strong performance over the long-term.

17.
How is the quarter shaping up?

A:
We recently provided updated guidance for the September quarter. With respect to our financial performance, we will next update guidance with the release of our fiscal second quarter results.

Transaction Details

18.
Why the need for the change of legal domicile? What are the implications for the future? Does this change the tax model going forward?

A:
This is being done to facilitate our ability to effect acquisitions of U.S. companies in a tax-free manner for acquiree stockholders. We believe that there will be no material change to our effective tax rate over the next few years.

19.
When do you anticipate the deal closing? Will the change of Genesis's legal domicile potentially slow this up?

  A:
  Assuming no other delays, we believe that the transaction will close by the end of December. Given that the change of Genesis's legal domicile will occur simultaneously with the transaction, we do not anticipate any delay to result from the change.

20.
Chandra—Is there a collar provided for in the transaction?

A:
No.

21.
Where will the combined company's headquarters be?

A:
The combined company's headquarters will be in Alviso, California.

22.
How active will Sage's CEO be in day-to-day operations? What will be the makeup of senior management between the two companies?

A:
The combined company's board will have seven members, with five members of the Genesis board and two members of the Sage board joining. Chandra will be on the board as Vice Chairman. He will be active in day-to-day management as Executive Vice President of Engineering. Eric Erdman will continue as CFO of Genesis.

23.
Chandra—Will any options accelerate as a result of the transaction?

A:
Generally, no. However, there is a small number of options that do accelerate upon a change of control.

24.
Chandra—Was there any interest from other third parties in acquiring Sage?

A:
It is our company's policy not to comment on such matters.

25.
What are the significant conditions to closing?

A:
Conditions to closing include regulatory and shareholder approvals, the completion of the change of Genesis's legal domicile to the United States and other customary closing conditions. For more details, please refer to the merger agreement when it becomes available.

26.
Is there a break-up fee? How much is it?

A:
The merger agreement has customary termination provisions. For more details, please refer to the merger agreement when it becomes available.

    Additional Information about the Merger and Where to Find It

    Genesis and Sage intend to file a registration statement, joint proxy statement/prospectus and other relevant materials with the SEC in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of Genesis and Sage. Investors and security holders of Genesis and Sage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Genesis, Sage and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Genesis or Sage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Genesis with the SEC by contacting Genesis Investor Relations, 2150 Gold Street, Alviso, CA 95002, (408) 262-6599. Investors and security holders may obtain free copies of the documents filed by Sage with the SEC by contacting Sage Investor Relations, 1601 McCarthy Blvd, Milpitas, California 95030, (408) 383-5300. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

    Genesis and its directors, Alexander S. Lushtak, Amnon Fisher, Jeffrey Diamond, James E. Donegan, George A. Duguay, and Lawrence G. Finch, may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. In addition, the officers of Genesis may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. The following individuals are officers of Genesis: Robert Bicevskis,

Chief Technology Officer; Tzoyao Chan, Vice President, Product Development; Eric Erdman, Chief Financial Officer and Secretary; Anders Frisk, Vice President, Marketing; Ken Murray, Vice President, Human Resources; Matthew Ready, Vice President, Sales; and Mohammad Tafazzoli, Vice President, Operations. A description of the interests in Genesis of its directors and officers is set forth in Genesis's proxy statement for the 2001 Annual Meeting of Stockholders of Genesis, which was filed with the SEC on August 24, 2001.

    Sage, Chandra Reddy, Sage's President and Chief Executive Officer, and certain other officers and directors of Sage may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. The other executive officers and directors of Sage who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in the proxy statement for Sage's 2001 Annual Meeting of Stockholders, which was filed with the SEC on July 17, 2001. In addition to those interests Chandra Reddy will serve as Genesis's Vice Chairman, Executive Vice President, Engineering, will beneficially own 517,955 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock. If and to the extent that Chandra Reddy will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Chandra Reddy and Sage's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.